霍金路偉律師行	Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道 88 號 太古廣場一座 11 樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com
June 18, 2020

Confidential Submission via EDGAR Draft Registration Statement Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of Lixiang Education Holding Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) for confidential non-public review by the staff of the Securities and Exchange Commission (the “Commission”) pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Draft Registration Statement relates to the initial public offering of the Company’s American depositary shares. The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the non-public draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

As an emerging growth company, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended December 31, 2018 and 2019, and its audited consolidated financial statements as of December 31, 2018 and 2019 and for each of the two years ended December 31, 2018 and 2019.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

Foreign Legal Consultants

M A Zaldivar

(New York and Florida, USA)

S Tang

(New York, USA)

A Croke (NSW, Australia)

June 18, 2020

Should you have any questions about the Draft Registration Statement, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com, or Theodore Deng, partner at PricewaterhouseCoopers Zhong Tian LLP (“PwC”), by telephone at (86) 21 2323 2567 or via email at theodore.deng@cn.pwc.com. PwC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:	Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.

Theodore Deng, Partner, PricewaterhouseCoopers Zhong Tian LLP

Galleon Lin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation